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File No. 034753-0007

April 29, 2005

VIA EDGAR AND FACSIMILE—(202) 942-9533

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Jeffrey P. Riedler, Assistant Director Zafar Hasan, Attorney-Advisor Suzanne Hayes, Attorney-Advisor Ibolya Ignat, Staff Accountant James Atkinson, Staff Accountant
Re:	Sunesis Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-121646)

Ladies and Gentlemen:

        On behalf of Sunesis Pharmaceuticals, Inc. ("Sunesis" or the "Company"), we confirm receipt of the letter dated February 17, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Sunesis is filing pre-effective Amendment No. 2 ("Amendment No. 2") to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 2.

        Amendment No. 2 incorporates the Company's responses to the Staff's February 17, 2005 comment letter and includes disclosure relating to a License Agreement that the Company entered into in April 2005 with Bristol-Myers Squibb Company ("BMS"). Pursuant to the License Agreement, the Company in-licensed a new product candidate, SNS-032, from BMS. The Company paid the $8 million upfront fee through the issuance of 1,666,667 shares of the Company's Series C-2 preferred stock (the "Strategic Preferred Stock Issuance"). The Company has analyzed the Strategic Preferred Stock Issuance under the Staff's no-action letters to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 27, 1992) and the factors set forth in Rule 502 under the Securities Act of 1933, as amended, and Release 33-4552 (November 6, 1962). Based on this analysis, the Company believes that the Strategic Preferred Stock Issuance and the Company's proposed initial public offering should not be integrated. The Company will be submitting a supplement to its confidential treatment request covering the License Agreement.

        We are also enclosing for the Staff's review a copy of a Company profile that was included in conference materials distributed to participants in the BIO CEO & Investor Conference 2005, held in New York City on February 23-24, 2005. The Company's profile was included because the Company's Chief Executive Officer participated in a panel at the BIO Conference. The Company respectfully advises the Staff that it believes that the publication of the profile falls within the guidelines of Commission Release No. 33-5180 (August 16, 1971), and that such publication did not constitute an "offer" to sell its securities or that it has had the effect of "conditioning the public mind or arousing public interest" in the Company or its securities. The Company respectfully requests that the Staff contact the undersigned if it has any questions or would like any additional information regarding this matter.

        The Company also respectfully advises the Staff, that due to market conditions in the biotechnology sector, the Company anticipates that it may be necessary to allow its existing stockholders to participate in its proposed initial public offering. The Company has had oral discussions with members of its board of directors and their affiliated funds regarding such possible participation. If the Company's existing stockholders did participate in the offering, it would be as participants in the road show and upon the same terms and conditions as any other investor. If such existing stockholders indicate an interest in participating in the offering upon such terms, the Company anticipates that it would include in the preliminary prospectus, under the sections captioned "The Offering," "Conversion of Preferred Stock and Reverse Stock Split," "Certain Relationships and Related Party Transactions," and "Underwriting—No Sales of Similar Securities," the following additional language: "Some of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $            of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering." The Company respectfully requests that the Staff contact the undersigned if it has any questions or would like any additional information regarding this matter.

General

        1.     We note that Exhibit 10.36 to your S-1/A, submitted January 27, 2005, is a form of licensing agreement granting you rights to develop, manufacture, promote, market, use, sell, offer for sale, import and/or distribute a chemical compound, and that Schedule 6.05 (Ex. 10.36 at page 35) states that those rights cover, among other countries, Syria, Iran, Iraq, Cuba, and North Korea.

        In light of the fact that Syria, Iran, Cuba and North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please advise us of the extent of the Company's current and proposed operations in each of these countries; the materiality to the Company of its operations in each country; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. Advise us also whether the Company engaged in any operations in Iraq during the time that country was identified by the U.S. State Department as a state sponsor of terrorism and/or subject to economic sanction administered by OFAC. If so, please advise us of the extent of the Company's operations in Iraq during that time period; the materiality to the Company of its operations in Iraq; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

        Sunesis respectfully advises the Staff that the list of countries on Schedule 6.05 of Exhibit 10.36 is intended to provide Sunesis with broad contractual rights, but does not necessarily reflect any present intention to engage in business in such territories. Sunesis advises the Staff that it does not have any past, current or proposed operations in Syria, Iran, Cuba or North Korea. Sunesis further advises the Staff that the Company has not engaged in any operations in Iraq during the time that country was identified by the U.S. State Department as a state sponsor of terrorism and/or subject to economic sanction administered by OFAC, or at any other time.

  We will need to implement additional finance and accounting systems …, page 16

        2.     We note your response to comment 25. This comment continues to appear generic. Do you have any reason to believe you will be unable to complete the required assessment as to the adequacy of your internal control reporting or that your independent registered public accounting firm will be unable to provide you with an unqualified report? If you do, then provide additional details relating to these beliefs. If you do not, then it appears that this risk is no different than the potential risk facing all public companies.

        Sunesis has revised its disclosure on page 18 in response to the Staff's comment by deleting the risk factor entitled "We will need to implement additional finance and accounting systems. …"

  Financial Operations Overview, page 29

        3.     We note your response to comment 29 and the revised disclosure on page 30. Please revise to disclose whether this expected funding is dependent on the successful achievement of milestones. We may have additional comments.

        Sunesis has revised its disclosure on page 32 in response to the Staff's comment to indicate that the expected additional research funding from its collaborators totaling at least $14.0 million over the next two years is not dependent upon the achievement of milestones.

Management's discussion and analysis of financial condition and results of operations.

  Critical Accounting Policies, Clinical Trial Accounting, page 33

        4.     We note that your estimates of clinical trial costs may not be accurate if you have incomplete or inaccurate information, resulting in research and development expenses being recorded in future periods. Please tell us your experience with accurately estimating these expenses. Disclose the amount of changes in estimates recognized in each period or explicitly state changes in estimates have not been material.

        Sunesis respectfully advises the Staff that its experience to date with estimating research and development expenses, although limited, has not been materially inaccurate. Sunesis has revised its disclosure on page 35 to indicate that the difference between accrued expenses based on the Company's estimates and actual expenses have not been material to date.

  Stock Based Compensation, page 33

        5.     Provide us your valuation of any options granted in 2005 or confirm that no options have been granted in 2005, if true. You believe the fair value of the company's common stock in December 2004 (the month the Form S-1 was filed) was $4.15 per share or 87% of the expected mid-point of the offering range of $4.80. You have increased the fair value of your common stock on a straight-line basis for options granted between September 2004 and March 2005 resulting in a fair value of $4.80 in March 2005. You determined to pursue an IPO in November 2004. You also signed a new agreement with Merck in November 2004. It is not clear to us why you would not have a valuation for your common stock in November 2004 when you decided to pursue an IPO. It is also not clear why you would assume a straight-line increase in the value of your common stock from September 2004 through March 2005 (a future date) when future events cannot be predicted and the only significant event noted was the November 2004 agreement with Merck. More fully explain how you considered the November 2004 Merck agreement in valuing your common stock in 2004. Was the Merck agreement the only significant event after September 2004? Explain why the fair value of your common stock would increase after November 2004 absent any significant new events.

        Sunesis respectfully advises the Staff that, at the time it made its initial filing in December 2004, it was engaged in preliminary discussions with underwriters regarding a potential range of prices that included a price per share of $4.80. Sunesis' best estimate at the time was that the initial public offering would be consummated no earlier than March 2005 at a price per share equal to the mid-point of the offering range. However, significant uncertainty remained both as to the timing of the initial public offering and the valuation of the Company in such offering. Sunesis respectfully advises the Staff that, because of this significant uncertainty, it does not believe that the deemed fair value of its common stock for financial reporting purposes was $4.80 as of December 2004. Rather, it believes that this deemed value increases incrementally over time since the value of the Company increases steadily with progress in research and development. Thus, Sunesis used a straight-line increase in the deemed value of its common stock for financial reporting purposes from September 2004, the date of its last significant milestone event, through March 2005. Sunesis respectfully advises the Staff that its most recent agreement with Merck was signed in July 2004 and there were no agreements with any parties signed in November 2004 or other significant events after September 2004, other than the BMS License Agreement entered into in April 2005.

        Significant uncertainty both as to the timing of the initial public offering and the valuation of the Company remains. Recent market conditions have led to further discussions, beginning in February 2005, with the underwriters regarding a revised potential range of prices based on experience of comparable companies, such as Favrille, Inc., Icagen, Inc., Targacept, Inc., AlgoRx Pharmaceuticals, Inc. and CombinatoRx, Incorporated, in consummating or in some cases postponing their initial public offerings. Based on these discussions, Sunesis' best estimate at this time is that the initial public offering will be consummated no earlier than May 2005 at a price per share of between $2.00 and $3.00. If Sunesis were to reassess the deemed fair value of its common stock for financial reporting purposes as of December 2004, such value would be less than the Company's best estimate of the deemed fair value for financial reporting purposes in December 2004, which was $4.15 per share.

        Finally, Sunesis advises the Staff that, at a meeting of its board of directors on February 9, 2005, it granted options to purchase an aggregate of 37,000 shares of common stock at an exercise price per share of $2.25, which was equal to the fair market value of the common stock as determined by the board of directors. Because of the revised estimates of the potential valuation of the Company in an initial public offering and because of the small amount of options granted in 2005, Sunesis does not believe that the grant of such options will result in a material stock-based compensation charge.

  Research and Development, page 34

        6.     Please disclose the costs incurred to date on each major research and development project.

        Sunesis respectfully advises the Staff that it has disclosed on page 33 the costs incurred from January 1, 2002 through December 31, 2004 on each major research and development project. Sunesis respectfully advises the Staff that it had not commenced its current major projects prior to 2002, and did not track its costs by project prior to such time.

  Intellectual Property, page 55

        7.     We note your response to comment 40. Your revised disclosure states that you have 57 patents, 43 relating to SNS-595 and three relating to tethering. Please describe the subject matter of the remaining 11 patents.

        Sunesis has revised its disclosure on page 60 to indicate that the remaining 11 patents are for other aspects of its technology and drug discovery programs that it is not currently pursuing.

Financial Statements

  Note 5, Collaborative Research Agreements page F-15 to F-18.

        8.     Expand the disclosure in Note 5 to indicate the amount of each upfront and milestone fee received to date that is disclosed.

        Sunesis has expanded the disclosure in Note 5 to indicate the amount of each upfront and milestone fee received to date that is disclosed.

* * * * *

        If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3004 or William Davisson of this firm at (650) 463-2660.

Very truly yours,
/s/ JAMES L. MORRONE
James L. Morrone of Latham & Watkins LLP
cc:	Daniel N. Swisher, Jr., Sunesis Pharmaceuticals, Inc.
Daryl B. Winter, J.D., Ph.D., Sunesis Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
William C. Davisson, III, Esq., Latham & Watkins LLP
Laura Berezin, Esq., Cooley Godward LLP
John T. McKenna, Esq., Cooley Godward LLP